FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: October 29, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 29, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: Scott J. Moore
Executive Vice President, Legal
and General Counsel and Secretary


                                   News Release

For immediate release

Trading Symbol:  NCT                   Contact:  Carolyn Conner
Exchange Listing:  Toronto                       (416) 507-5239
                   Montreal
                   New York

           Newcourt Provides C$191 million Acquisition Finance
                          for Scott's Restaurants


Toronto, Canada October 29, 1999 - Newcourt Capital, the corporate finance business of Newcourt Credit Group, today announced financial close on a C$191 million financing for the C$236.8 million acquisition of Scott's Restaurants Inc. by SR Acquisition Corporation, a company controlled by John Bitove Jr., who will be the new Chairman of Scott's. Newcourt Capital structured, arranged and underwrote the C$191 million as a bridge credit facility and equity co-investment.

Scott's is North America's largest KFC franchisee with 338 KFC restaurants in Ontario, Alberta and Quebec. Scott's owns 58 individual restaurant units, including Wendy's, Tim Hortons, Mr. Sub, Nicholby's and Baskin Robins, in 17 highway service centres across Ontario.

"This is an excellent example of the type of timely creative solutions Newcourt Capital provides in North America's M&A market," said David McKerroll, President of Newcourt Capital. "In a short timeframe, we arranged and underwrote a financing structure that met the client's requirements, including both debt and equity."

"Scott's is an excellent investment and is ideal for Newcourt's one-stop financing solution," said Rob Golding, Managing Director of Newcourt Capital's Merchant Banking group. "The combination of John Bitove Jr.'s experience and the quality team at Scott's will make this company even stronger in the future."

Since its inception in late 1996, Newcourt Capital's Merchant Banking group has provided over C$1.3 billion in financing for acquisitions, buyouts and recapitalizations to the Canadian and US corporate market.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with a global capability in 26 countries. Newcourt recently announced that it is joining forces with The CIT Group (NYSE: CIT) to create the largest publicly owned commercial finance company with over US$50 billion in managed financial assets. The transaction has received regulatory and shareholder approval and is expected to close sometime in the fourth quarter.

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